TORNET

02028155

February 22, 2002

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Re: Fastighets AB Tornet (File No. 82-4322) 12g3-2(b) Exemption

Ladies and Gentlemen,

Please find enclosed information and/or documents furnished by or on behalf of Fastighets AB Tornet (File No. 82-4322) under paragraph (b)(1)(iii) of Rule 12g3-2(b), which information shall not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully,

FASTIGHETS AB TORNET (publ)
Legal Department

Per Månsson/

Kristina Ringström

Enclose.

Fastighets AB Tornet
Postadres
Box 62
182 16 Danderyd
Besöksadres
Karlsrovägen 2 A
Telefon
08-544 905 00
Telefax
08-544 905 30
e-mail
info@tornet.se
Org nr
556256-1208
Styrelsens säte: Stockholm
www.tornet.se

TORNET

FASTIGHETS AB TORNET (publ)

Fastighets AB Tornet is one of Sweden's major listed property companies. Its property holdings has a lettable area of 2.3 million sq.m. and a book value of over SEK 14 billion. Approximately 96 per cent of the property holdings, measured as book value, are in Sweden, mainly concentrated in Sweden's six largest cities, Norrköping and in Karlstad. The properties are owned and managed by the subsidiaries ArosTornet, Malmstaden, MälarTornet, SkansTornet and Euro Tower.

PRESS RELEASE

Tornet is acquiring all shares in Amplion

The board of Fastighets AB Tornet (publ) has decided to acquire all shares in Amplion Fastigheter AB.

- **The acquisition entails that Tornet will make a total payment of SEK 1 040 million for all shares in Amplion. This payment consists of cash and 2 564 301 Tornet shares. The shares will be transferred on 1 March 2002.**

- **Acquisition of Amplion will considerably strengthen Tornet in Sweden's three largest cities, Stockholm, Gothenburg and Malmö. The market position at Tornet's prioritised locations Uppsala, Västerås, Norrköping and Karlstad will also be reinforced. After the acquisition, Tornet's properties have a yield of 8.0 per cent.**

- **Tornet makes the assessment that an acquisition will create synergy benefits by reducing costs primarily for administration of SEK 30 million annually.**

- **Earnings per share pro forma will increase by 33 per cent to SEK 13.73.**

- **Amplion's properties have been valued by Catella. Net worth per share increases by 10 per cent through the acquisition.**

- **In the present situation, an acquisition of Amplion will have a better effect on earnings and cash flow per share than a repurchase of shares. The acquisition of Amplion demands a period of consolidation during which Tornet intends to divest properties to restore initially the reported equity ratio in order to subsequently be able to continue repurchasing Tornet shares.**

- **Alecta, formerly SPP, becomes the new major owner of Tornet with 12.9 per cent of the shares and votes.**

Background and motivation for the acquisition

Since listing in 1996, the Tornet share has been well received by the stock market, which shows confidence in Tornet's ability to engage in rational, value-creating property management. The development of Tornet's share price has been stronger than both the property index and the stock exchange index as a whole since listing.


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Due to its size and nationwide organisation, Tornet has had good prerequisites to continue to participate actively in the structural transformation of the Swedish property market. In its vision statement, Tornet has expressed a willingness to acquire another company with the intention of becoming even larger than at present in Sweden's largest cities. This acquisition entails that Tornet will increase its property holdings markedly in Gothenburg and the Öresund region. After the acquisition, Stockholm, Gothenburg and Öresund account for 52 per cent of the total property holding measured as market value.

Amplion's property holdings consist of approximately 801 000 sq.m. office, industrial and shop premises. Over 68 per cent of the properties measured as book value per 31 December 2001 (SEK 3 376 million) are situated in one of Tornet's eight prioritised cities Stockholm, Gothenburg, Öresund, Uppsala, Linköping, Västerås, Norrköping or Karlstad.

The acquisition of Amplion is considered to have a more positive effect in the present situation on both earnings per share and cash flow per share than a further repurchase programme. The acquisition entails that repurchase of Tornet's shares must wait until the company has been consolidated and the equity ratio restored to 25 per cent. If there is still a net worth discount and/or the liquidity of the share is considered to be weak, the repurchase programme will be resumed.

	Tornet pro forma without repurchase	Tornet pro forma Repurchase	Tornet+Amplion pro forma
Cash flow per share	20.47	21.07	26.60
Earnings per share	10.30	10.50	13.73
No. of shares	23 998	22 798	26 562

In the light of the above, Tornet's board and executive management have made the assessment that considerable synergies can be achieved in property management.

Financing

Interest-bearing liabilities in a syndicated loan of SEK 3.7 billion are being transferred on nearly unchanged conditions to Tornet. The term is 21 months and the rate of interest 5.6 per cent. Tornet will additionally make a payment of SEK 1 040 million. The payment will consist of 2 564 301 Tornet shares, a newly-issued

subordinated debenture of SEK 250 million with a term of 24 months and an interest rate of 8 per cent to the sellers of Amplion and cash.

Effects of the acquisition

Effects on the property holding

The property holdings of the respective company and for the merged company as per 31 December 2001, are shown below.

Geographical distribution of the properties' book values, SEK m

Geographical area	Tornet	Share, %	Amplion	Share, %	Tornet/Amplion	Share, %
Stockholm	3 780	27	814	17	4 594	24
Gothenburg	1 323	9	1 058	21	2 381	13
Öresund	1 438	10	902	18	2 340	12
Uppsala	1 192	8	153	3	1 345	7
Linköping	1 622	12	-	-	1 622	9
Västerås	1 646	12	99	2	1 745	9
Norrköping	1 258	9	182	4	1 440	8
Karlstad	773	6	168	3	941	5
Region Norr	149	1	981	20	1 130	6
Rest of Sweden*	213	2	587	12	800	4
Sweden	**13 394**	**96**	**4 944**	**100**	**18 338**	**97**
Abroad	627	4	-	-	627	3
Total	**14 021**	**100**	**4 944**	**100**	**18 965**	**100**
Share of total book value		74		26		100

The properties are managed in three management units: Växjö (14 properties/book value of SEK 296 million), Borås (13 properties/SEK 322 million) and Uddevalla (10 properties/SEK 182 million).

Geographical distribution of lettable area, thousand sq.m.

Geographical area	Tornet	Share, %	Amplion	Share, %	Tornet/Amplion	Share, %
Stockholm	552	24	112	14	664	21
Gothenburg	271	12	126	16	397	12
Öresund	219	9	108	13	327	10
Uppsala	132	6	21	3	153	4
Linköping	250	11	-	-	250	8
Västerås	285	12	17	2	302	10
Norrköping	298	13	32	4	330	11
Karlstad	91	4	23	3	114	5
Region Norr	38	2	195	24	233	8
Rest of Sweden	74	3	167	21	241	8
Sweden	**2 210**	**96**	**801**	**100**	**3 011**	**97**
Abroad	89	4	-	-	89	3
Total	**2 299**	**100**	**801**	**100**	**3 100**	**100**
Share of total area		74		26		100

Distribution of holding in different types of property, lettable area

	Tornet, %	Amplion, %	Tornet+Amplion , %
Housing	33	1	25
Offices	24	55	32
Shops	8	3	7
Industry	19	37	23
Other	16	4	13

Pro forma

Below is shown the statement of income and balance sheet for Tornet before and after completed acquisition pro forma, on the basis of the respective company's annual accounts bulletins as per 31 December 2001. Tornet makes the assessment that the acquisition will create synergy benefits in the range of SEK 30 million. Structural expenses of SEK 150 million have been taken into account in the following table.

Statement of income, SEK m	Tornet prel. pro forma	Tornet/Amplion prel. Pro forma
Rental income	1 896	2 592
Operating expenses	-837	-1 080
Operating profit	**1 059**	**1 512**
Depreciation	-148	-199
Gross income	**911**	**1 313**
Central administration	-20	-18
Operating income	**891**	**1 295**
Net financial income	-548	-788
Profit before tax	**343**	**507**
Tax	-96	-142
Net profit for the year	**247**	**365**

Balance sheet, SEK m	Tornet prel. pro forma	Tornet/Amplion prel. pro forma
Assets		
Properties	14 021	18 965
Other assets	842	1 029
Liquid assets	106	152
Total assets	**14 969**	**20 146**
Equity and liabilities		
Equity	4 022	4 564
Interest-bearing liabilities	9 652	13 847
Other liabilities	1 295	1 735
Total equity and liabilities	**14 969**	**20 146**
Key ratios		
Financial		
Earnings per share, SEK	10.30	13.73
Cash flow per share, SEK	20.47	26.60
Shareholders' equity per share, SEK	167.60	171.83
Equity ratio, %	26.9	22.7
Debt-to-equity ratio, times	2.3	3.0
Interest coverage ratio, times	1.6	1.6
Debt to book value ratio, properties, %	68.8	71.8
No. of shares, thousands	23 998	26 562
Return on shareholders' equity, %	6.1	8.0
Return on capital employed, %	6.5	7.0
Return on total capital, %	5.9	6.4
Property-related		
Occupancy ratio, %	93.2	92.8
Yield, %	7.6	8.0
Profit ratio, %	55.7	58.3

Equity ratio

The equity ratio is to be restored to 25 per cent during the next 12 months. Catella has valued Amplion's properties at SEK 5.8 billion. The market value of Tornet's property holdings is SEK approximately 22 billion after the acquisition. Tornet's adjusted equity ratio amounts, after acquisition of Amplion, to 33.3 per cent.

Taxes

Tornet's equity after the acquisition has been adjusted on the basis of the tax effects that arise due to the acquisition. Tax losses carried forward in the Group after the acquisition amount to appr. SEK 2.2 billion.

Tornet's repurchase programme

During 2000, 10 per cent of the outstanding Tornet shares were repurchased. The cancellation of these shares was registered by the Swedish Patent and Registration Office on 12 February 2001. A second repurchase programme of 10 per cent was initiated on 22 February 2001. Tornet has to date repurchased 9.7 per cent of the number of outstanding shares, which are now being used in part payment for the acquisition of Amplion. The acquisition means that the repurchase of Tornet's shares during a transitional period must wait while consolidation takes place with the intention of restoring the reported equity ratio to 25 per cent. If there is still a net worth discount and/or the liquidity of the share is considered to be weak, the repurchase programme will be resumed after the transitional period.

Preliminary ownership structure

The acquisition of Amplion means that the shares previously repurchased will be used as part financing. Alecta and the American fund Harbert Group will become the new owner of these shares. Tornet's preliminary ownership structure after acquisition of Amplion is shown in the following table.

Shareholder	No. of shares	Share, %
Alecta	3 420 914	12.9
Fidelity Funds	2 625 756	9.9
Perry Capital Ltd	2 460 022	9.3
Lansdowne Partners Ltd	2 006 396	7.6
Franklin-Templeton funds	1 583 320	6.0
Highfields Funds	1 483 186	5.6
Skandia	1 369 749	5.2
Robur fonder	505 000	1.9
Harbert Group	483 816	1.8
Other	10 624 087	39.8
Total	**26 562 246**	**100.0**

Source: SIS Ägarservice AB

Proposed new board

The Nominations Committee has started its work to overview the board representation after the change in the ownership structure.

Danderyd, 15 February 2002

Fastighets AB Tornet (publ)
The Board of Directors

For further information, please contact:
Sverker Lerheden, Managing Director, Fastighets AB Tornet, +46-8-544 905 00
Britt-Marie Einar, IR Manager, Fastighets AB Tornet, +46-8-544 905 08, +46-70-576 92 08

ANNUAL ACCOUNTS BULLETIN 2001

Net profit for the year increased by 77 per cent to SEK 611 million (346).

Profit before tax amounted to SEK 790 million (431). The corresponding profit excluding items affecting comparability amounted to SEK 377 million (370).

Earnings per share increased by 92 per cent to SEK 24.01 (12.49) calculated on the basis of 25 440 453 shares. **Shareholders' equity per share** increased by 14 per cent to SEK 168.80 (147.52).

The cash flow amounted to SEK 724 million (581) and **the operating profit** to SEK 1 075 million (1 088).

The occupancy ratio was 93.2 per cent (93.4).

Sales of 100 properties (91) have taken place for SEK 2 053 million (1 190) with a capital gain of SEK 308 million (53). The sales price exceeds the valuation as per 31 December 2000 by SEK 45 million, which is equivalent to 2 per cent. 20 properties (12) have been **acquired** for SEK 902 million (652), with a total area of 116 013 sq.m. (111 940).

Items affecting comparability includes capital gains of SEK 308 million, reversed write-down of properties of SEK 245 million, write-down of properties of SEK 134 million and other items affecting comparability of SEK –6 million.

Repurchase of Tornet shares

Cancellation of shares repurchased during 2000 was registered by the Swedish Patent and Registration Office on 12 February 2001, whereby the share capital was reduced by SEK 148 million. During the fourth quarter 2001 721 813 shares, corresponding to 2.7 per cent of the total number of outstanding shares issued, were repurchased. During 2001, 2 564 301 shares corresponding to 9.7 per cent of the total number of shares issued have been repurchased.

Events after the end of the year

After the end of the year, four properties have been sold at a price of approximately SEK 54 million with a capital gain of approximately SEK 10 million. The sales price is equivalent to the valuation as per 31 December 2001.

Dividend

The board recommends a dividend of SEK 4.00 per share (4.00).

Forecast profit for 2002

In 2002, profit before tax is expected to total approximately SEK 500 million.

Conditions in the property market and Tornet's situation in this market are affected by the current state of the business cycle, with the difference that there is a time lag of a year or so for the property sector compared to the business cycle in the rest of the economy. The cyclical downturn in 2001 seems moreover so far to have mainly affected the office market while demand for shop premises and housing continues to be strong.

The rent reduction for offices has been most marked to date in central Stockholm. In inner suburbs, neighbouring municipalities and in other big cities where Tornet has the absolute major part of the property holding, the fall in rental levels has been negligible. However, interest from potential office tenants has declined, which means that new leasing takes longer.

Tornet's large holding of shopping centres in central locations has proven to be very successful. Trade has developed positively which has meant increased rental levels and higher values for this type of properties.

Demand for housing continues to be high, which means that there are practically no vacancies. However, the rent potential is limited in the short term due to the utility value system although it will probably increase in future since the extent of the influence of the system is expected to be reduced. The values of housing properties have also increased during 2001. The great interest in converting rented accommodation into tenant-owned properties has led to a number of sales to tenant owner associations with considerable capital gains. This development is expected to continue during 2002.

Due to the long lease periods for commercial premises, there is still some potential for the rents that are to be renegotiated in 2002. The rent potential, i.e. the increase of rental income if all leases were to be re-negotiated to market rents today, is calculated at approximately SEK 100 million.

Declining prices for office properties means both opportunities and risks. It creates opportunities to do good business when acquiring separate properties as well as other property companies with higher net worth discount than Tornet. There is a risk though that the capital gains will fall compared to 2001.

Consolidated income

There has been an improvement in the Group's profit before tax of SEK 359.5 million compared to 2000. Profit before tax for the year amounted to SEK 790.2 million (430.7).

Depreciation of SEK 149.0 million (153.0) has been charged to income and earnings from property sales of SEK 308.1 million (52.8) have been included in income as well as other items affecting comparability of SEK 105.4 million (7.4). Scheduled depreciation has been made on 1 per cent of the acquisition value excluding land value and write-downs, and at 5 per cent of capitalised value-enhancing maintenance.

Property sales and income

Rental income for the year totalled SEK 1 933.2 million (1 968.5).

Operating and administration expenses amounted to SEK 878.1 million (897.2). The operating expenses include expenses for property tax at SEK 82.8 Million (93.6) and expenses for central administration at SEK 20.0 million (17.2).

The operating profit was SEK 1 075.1 million (1 088.5). The operating profit includes SEK 91.1 million (63.4) for properties that have been sold during the year, and SEK 18.2 million (30.1) for properties that have been acquired during the year. The profit ratio for comparable property holdings has increased from 2000 to 2001, primarily due to increased rental income.

The profit ratio defined as operating profit in relation to rental income for the year amounted to 55.6 per cent (55.3).

Yield for the year totalled 7.6 per cent (7.5) excluding interest subsidies and central administration. Yield excluding interest subsidies, central and regional administration totalled 8.5 per cent (8.2).

The area and occupancy ratio of the property holdings

During the year, new leases have been signed for 94 500 sq.m (151 400) and 114 000 sq.m. (75 200) were renegotiated. The occupancy ratio of the property holdings (measured as area) decreased marginally by 0.2 percentage points to 93.2 per cent (93.4) at the end of the year.

The result of financial operations

Net interest for the year totalled SEK –534.9 million (–557.4). The average rate of interest for interest-bearing liabilities for the year amounted to 5.7 per cent (5.6), and the average fixed interest period for the interest-bearing liabilities amounted to 27 months (34) at the end of the year.

Items affecting comparability

Items affecting comparability, excluding capital gains, totalled of SEK 105.4 million. Reversal of previously carried out write-downs on properties has been made at SEK 245.0 million and a small number of properties have been written down by SEK 133.8 million. SEK 6.1 million has been charged to income for expenses related to the offer for Platzer.

Taxes

Tax of SEK 97 million has been charged to income in France for capital gain on sale of the property Les Mercuriales in Paris. An amount of SEK 106 million for a deferred tax asset relating to an increased tax loss has been included in income. The remaining deferred tax cost totals SEK 182 million for 28 per cent of the year's taxable income.

Property sales

During the year 100 properties (91) have been sold at a book value of SEK 1 744.8 million (1 137.4).

These sales have produced a capital gain of SEK 308.1 million (52.8).

The sales price exceeds the market value on valuation on 31 December 2000 by SEK 45 million, which corresponds to 2 per cent. After the end of the year four properties have been sold at a price of approximately SEK 54 million with a capital gain of approximately SEK 10 million. The sales price is equivalent to the valuation as per 31 December 2001.

More information on properties sold is available on Tornet's website, www.tornet.se.

Properties sold 2001 *(SEK m)*

Area	No. of properties	Lettable area, sq.m.	Book value	Operating profit *	Rental value
Stockholm	3	14 341	93.0	2.6	12.9
Gothenburg	4	5 669	34.4	1.8	5.1
Malmö	6	8 029	26.9	2.4	5.9
Uppsala	16	35 847	104.6	7.9	19.7
Linköping	1	356	1.2	0.3	0.4
Västerås	—	—	—	—	—
Norrköping	—	—	—	—	—
Karlstad	20	54 695	220.1	11.2	40.2
Rest of Sweden	49	135 805	630.8	36.6	98.6
Abroad	1	84 872	633.8	28.3	166.7
Total	100	339 614	1 744.8	91.1	349.5

*) Operating profit for properties sold which is included in income for the year.

Acquisition of properties

During the year 20 properties (12) have been acquired for a total purchase sum of SEK 902.4 million (651.7). More information on acquired properties is available on Tornet's website, www.tornet.se.

Properties acquired 2001 *(SEK m)*

Area	No. of properties	Lettable area, sq.m.	Purchase prise	Operating profit *	Rental value
Stockholm	1	11 836	151.8	2.9	14.1
Gothenburg	1	4 565	45.0	0.0	5.3
Malmö	—	—	—	—	—
Uppsala	4	37 808	290.5	11.2	32.5
Linköping	1	10 203	42.4	3.3	6.6
Västerås	2	6 674	47.7	0.8	5.3
Norrköping	—	—	—	—	—
Karlstad	11	44 927	325.0	0.0	43.3
Rest of Sweden	—	—	—	—	—
Abroad	—	—	—	—	—
Total	20	116 013	902.4	18.2	107.1

*) Operating profit for properties acquired which is included in income for the year.

Investments

Investments of SEK 552.4 million (557.9) have taken place during the year in existing holdings. This investment volume includes investments in property development at SEK 353.4 million (293.2).

Tornet intends to invest approximately SEK 150 million during the coming year in three major property development projects: Luma 1 in Stockholm, Disponenten 2 in Linköping and Tegnér 4 in Västerås.

Investments 2001 *(SEK m)*	2001	2000
Value-enhancing investments	199.0	264.7
Property development	353.4	293.2
Total	552.4	557.9

Interest subsidies

Interest subsidies for the year totalled SEK 4.5 million (8.6).

Financial position

Shareholders' equity amounted at the end of the year to SEK 4 051 million (3 918). The equity ratio amounted to 27.1 per cent (25.2) and the adjusted equity ratio to 36.7 per cent (34.4). As at 31 December 2001, Tornet's balance sheet includes other receivables of SEK 437 million relating to properties that have been sold. SEK 383 million of these receivables has been paid in during January 2002 whereupon corresponding loans in Tornet's balance sheet have been repaid. Thereby the equity ratio has increased to 27.8 per cent. The Group's interest-bearing liabilities amounted at the end of the year to SEK 9 652 million (10 290).

The liquidity in the Group amounted at the end of the year to SEK 183.1 million (179.6) including unused overdraft facilities of SEK 77.5 million (52.4).

Loan structure as at 31 December 2001

Period of fixed interest rate	SEK m	Average interest, %	Euro m	Average interest, %	Total SEK m	Average interest, %
2002	2 994	5.9	255	4.5	3 249	5.8
2003	1 639	5.1	—	—	1 639	5.1
2004	1 677	5.5	214	4.6	1 891	5.4
2005	1 356	5.6	—	—	1 356	5.6
2006	935	6.4	—	—	935	6.4
2007–	582	7.2	—	—	582	7.2
Total	9 183	5.8	469	4.5	9 652	5.7

Cash flow

The cash flow totalled SEK 724.3 million (581.2) during the year.

Cash flow *(SEK m)*	2001	2000
Operating profit before depreciation and write-downs	1 358.4	1 130.6
Financial items	–530.4	–548.8
Actual tax paid	–103.7	–0.6
Cash flow	724.3	581.2

Personnel

The number of employees in the Group at the end of the year was 252 (250) of which 96 (93) were women and 156 men (157). Five people were employed abroad (0).

Parent company

The parent company's income after net financial items amounted to SEK 34.3 million (98.6) for the year.

The parent company's liquidity amounted at the end of the year to SEK 71.9 million (48.5) including unused overdraft facilities of SEK 69.9 million (47.5).

The number of employees in the parent company was 19 (19).

The net worth of the Group

Net worth *(SEK m)*	2001	2000
Market value, properties	16 304	16 459
Market value, property development	70	150
Central administration	–221	–190
Market value, net debt	–9 050	–9 778
Deferred tax liability–/asset+	–912	–740
Net worth	6 191	5 901
Net worth per share, SEK	257.98	222.16
Shareholders' equity according to balance sheet	4 051	3 918

Market value properties *(SEK m)*

Area	Market value	Book value	Surplus value
Stockholm	4 599.6	3 779.5	820.1
Gothenburg	1 652.3	1 323.5	328.8
Malmö	1 863.5	1 437.5	426.0
Uppsala	1 348.5	1 192.0	156.5
Linköping	1 809.4	1 621.6	187.8
Västerås	1 839.7	1 646.3	193.4
Norrköping	1 418.6	1 258.4	160.2
Karlstad	781.9	773.5	8.4
Rest of Sweden	364.0	361.7	2.3
Sweden	15 677.5	13 394.0	2 283.5
Abroad	626.6	626.6	—
Total	**16 304.1**	**14 020.6**	**2 283.5**

External valuation of Tornet's properties

All properties at prioritised locations and property development projects have been valued by external valuation institutes. Properties representing 93 per cent (98) of Tornet's total book value have been valued by external valuation institutes. The valuation shows an increase in the surplus value of the properties of approximately SEK 100 million after write-downs and reversal of write-downs totalling SEK 111 million, compared to the valuation made as per 31 December 2000. The major part of the increase derives from housing properties in Stockholm, Gothenburg and Malmö and a smaller part from shopping centres with adjacent properties. The total surplus value in the Group's property holdings, including property development, totals approximately SEK 2.4 billion. Housing, offices and shopping centres, including adjacent properties such as hotels and garages, account for a third each.

Internal valuation of Tornet's properties

During autumn 2001, Tornet valued all Swedish properties in a uniform manner based on the cash flow of the properties. The model assumes that the property holding is a long-term holding. The date of the valuation was 31 December 2001, and the forecast period is 10 years.

The property value is estimated as the present value of the next ten years' cash flow with an addition for the present value of the residual value at the end of the period.

Market value property development

Properties with development potential have been identified and the aim is to improve these in house. The surplus value created by property development is estimated at approximately SEK 70 million.

Central administration

Central administration expenses have not been included in property operation and have thus not been subject to present-day computation in connection with property valuation.

The value of central administration has been calculated in the corresponding way as an operating expense in the property valuation.

Market value net liability

Net liability, i.e. interest-bearing liabilities minus interest-bearing assets, is market valued at the current market interest rate by discounting at 5.1 per cent (5.3).

Deferred tax liability/tax asset

The items for tax in the balance sheet have been adjusted to market value by supplementing deferred tax on the surplus value in properties calculated according to a tax rate of 28 per cent and deferred tax asset/liability on other adjustments to market value after taxation at 100 per cent and a tax rate of 28 per cent.

The Group's tax situation

Tax losses in the Group amount to SEK 1 630 million (1 540).

The Group's estimated tax loss in Sweden reduced by the calculated basis for deferred tax amounts to SEK 285 million (595). Deferred tax of SEK 75.6 (84.5) million has been charged to income for the year, in accordance with the recommendation of the Swedish Financial Accounting Standards Council.

Deferred tax on surplus values of SEK 425 million (485) in properties has been taken into account in the acquisition analyses for acquired property companies, which has meant that a deferred tax liability of around SEK 119 (135) has been attributed to the book value of the properties.

Accounting principles

The Company complies with the recommendations of the Swedish Financial Accounting Standards Council. In accordance with the Swedish Financial Accounting Standards Councils recommendation number RR9, Income tax, deferred tax assets and liabilities concerning Swedish companies are net calculated. Previous periods have been recalculated. Other accounting principles are unchanged in comparison with previous years. For more information see the annual report on Tornet's website www.tornet.se.

Repurchase of Tornet's shares

Cancellation of shares repurchased during 2000 was registered by the Swedish Patent and Registration Office on 12 February 2001. During the fourth quarter 2001 721 813 shares, corresponding to 2.7 per cent of the total number of outstanding shares issued, were repurchased. During 2001, Tornet repurchased 2 564 301 shares, which is equivalent to 9.7 per cent of the total number of shares issued, at an average price of SEK 143.88 for a total of SEK 369 million. The remaining number of shares issued after repurchase is 23 997 945.

The average number of shares issued during the year totals 25 440 453.

Dividend

For 2001, the board recommends a dividend of SEK 4.00 per share (4.00).

Forecast profit for 2002

Profit before tax is forecast to be approximately SEK 500 million in 2002.

Stockholm, 15 February 2002
Fastighets AB Tornet (publ)

The Board of Directors

Statement of income *(SEK m)*	3 months Oct-Dec 2001	3 months Oct-Dec 2000	12 months Full year 2001	12 months Full year 2000	12 months Full year 1999
Property operations					
Rental income	470.1	494.5	1 933.2	1 968.5	1 975.3
Operating expenses	–198.4	–207.2	–775.3	–786.4	–821.6
Property tax	–13.4	–20.8	–82.8	–93.6	–100.3
Operating profit	**258.3**	**266.5**	**1 075.1**	**1 088.5**	**1 053.4**
Depreciation	–35.5	–38.3	–148.0	–152.0	–149.1
Gross income, property operation	**222.8**	**228.2**	**927.1**	**936.5**	**904.3**
Central administration expenses	–4.4	–2.7	–20.0	–17.2	–18.2
Items affecting comparability					
Sales of properties, net	10.1	2.5	308.1	52.8	116.3
Reversal of write-downs of properties	245.0	76.6	245.0	76.6	82.9
Write-down of properties	–50.0	–74.7	–133.8	–74.7	–117.9
Other items affecting comparability	1.2	–1.3	–5.8	5.5	–91.6
Operating income	**424.7**	**228.6**	**1 320.6**	**979.5**	**875.8**
Interest subsidies	0.7	1.5	4.5	8.6	25.6
Net interest	–125.8	–135.3	–534.9	–557.4	–547.0
Income before tax	**299.6**	**94.8**	**790.2**	**430.7**	**354.4**
Actual tax paid	–7.2	1.1	–103.7	–0.6	–1.8
Deferred tax	–98.3	9.6	–75.6	–84.5	–86.3
Net profit for the period	**194.1**	**105.5**	**610.9**	**345.6**	**266.3**
Earnings per share *(SEK)*	**8.01**	**3.97**	**24.01**	**12.49**	**9.02**
No. of shares, average	24 219 300	26 562 246	25 440 453	27 663 179	29 513 606
No. of shares at the beginning of the period	24 719 758	26 562 246	26 562 246	29 513 606	29 513 606
No. of repurchased shares	–721 813	—	–2 564 301	–2 951 360	—
No. of share at the end of the period	23 997 945	26 562 246	23 997 945	26 562 246	29 513 606

Balance sheet *(SEK m)*	2001-12-31	2000-12-31	1999-12-31
Properties	14 021	14 278	14 311
Other assets	842	1 144	428
Cash and bank	106	127	131
Total assets	**14 969**	**15 549**	**14 870**
Equity	4 051	3 918	4 107
Interest-bearing liabilities	9 652	10 290	9 529
Other liabilities	1 266	1 341	1 234
Total equity and liabilities	**14 969**	**15 549**	**14 870**

Equity *(SEK m)*	Oct–dec 2001	Oct–dec 2000	2001	2000	1999
Equity at the beginning of the period	3 957	3 809	3 918	4 107	3 958
Repurchase of own shares	–99	—	–369	–358	—
Translation difference	–1	3	–4	0	1
Dividend	—	—	–105	–177	–118
Net profit for the period	194	106	611	346	266
Equity at the end of the period	**4 051**	**3 918**	**4 051**	**3 918**	**4 107**

Cash flow analysis *(SEK m)*	Oct–dec 2001	Oct–dec 2000	2001	2000	1999
Cash flow from operations	133	133	724	581	538
Items not included in the cash flow	18	–26	–209	–118	–138
Cash flow from change in working capital	–549	1	–450	–14	27
Cash flow from operating activities	**–398**	**108**	**65**	**449**	**427**
Cash flow from investing activities	**–401**	**–101**	**699**	**–527**	**42**
Cash flow from financing activities	**524**	**7**	**–792**	**79**	**–483**
Cash flow for the period	**–275**	**14**	**–28**	**1**	**–14**
Exchange rate depreciation in liquid assets	7	–5	7	–5	0
Liquid funds at end of the period	**106**	**127**	**106**	**127**	**131**

Property holdings

	2001-12-31				Year 2001			
	Number of properties	Lettable area, sq.m.	Occupancy ratio, %	Book value SEK m	Rental income, SEK m	Rental value* SEK m	Operating profit, SEK m	Yield, %
Stockholm	87	552 116	93.2	3 779.5	463.9	493.7	273.1	7.9
Gothenburg	62	271 285	93.3	1 323.5	185.6	198.9	103.5	8.0
Malmö	19	218 879	95.6	1 437.5	212.4	221.3	123.6	8.6
Uppsala	13	132 242	99.6	1 192.0	127.1	130.6	80.6	7.6
Linköping	79	250 159	94.7	1 621.6	193.9	207.6	126.0	8.1
Västerås	28	284 741	97.4	1 646.3	186.7	192.6	103.6	6.5
Norrköping	51	297 908	93.6	1 258.4	192.6	212.2	97.7	8.0
Karlstad	28	90 610	94.4	773.5	85.2	91.3	40.6	6.3
Rest of Sweden	26	111 844	78.0	361.7	132.5	151.2	62.4	7.0
Sweden	**393**	**2 209 784**	**93.9**	**13 394.0**	**1 779.9**	**1 899.4**	**1 011.1**	**7.7**
Abroad	3	89 592	76.7	626.6	153.3	177.3	64.0	6.3
Total	**396**	**2 299 376**	**93.2**	**14 020.6**	**1 933.2**	**2 076.7**	**1 075.1**	**7.6**

	Number of properties	Lettable area, sq.m.	Occupancy ratio, %	Book value SEK m	Rental income, SEK m	Rental value* SEK m	Operating profit, SEK m	Yield, %
Housing	172	756 675	97.0	4 253.1	667.7	700.2	328.7	7.1
Offices	94	547 072	93.4	4 342.6	470.1	509.3	303.0	7.7
Shops	29	140 277	95.7	1 300.6	158.0	166.5	97.5	8.6
Industrial and storage	60	432 148	87.4	1 538.9	236.4	263.8	141.0	9.7
Other properties	38	333 612	95.3	1 958.8	247.7	259.6	140.9	7.2
Sweden	**393**	**2 209 784**	**93.9**	**13 394.0**	**1 779.9**	**1 899.4**	**1 011.1**	**7.7**
Abroad	3	89 592	76.7	626.6	153.3	177.3	64.0	6.3
Total	**396**	**2 299 376**	**93.2**	**14 020.6**	**1 933.2**	**2 076.7**	**1 075.1**	**7.6**

*) Rental value for the period, of which SEK 28.5 million is rent discounts.

Key ratios

	2001	2000	1999
Property-related key ratios			
Yield, excluding central administration, %	7.6	7.5	7.2
Yield, excluding central and regional administration, %	8.5	8.2	8.0
Profit ratio, %	55.6	55.3	53.3
Occupancy ratio area, %	93.2	93.4	91.7
Financial key ratios			
Cash flow, SEK m	724.3	581.2	537.6
Equity ratio, %	27.1	25.2	27.6
Debt to equity ratio, times	2.3	2.6	2.3
Loans to book value ratio, properties, %	66.9	70.7	65.2
Self-financing ratio, %	131.1	104.2	172.1
Interest coverage ratio, times	2.4	1.7	1.7
Average interest on interest-bearing liabilities, %	5.7	5.6	5.3
Interest fixing period, months	27	34	39
Return on capital employed, %	9.7	7.2	6.8
Return on total capital, %	8.9	6.6	6.1
Return on equity, %	15.3	8.6	6.6
Data per share			
Number of shares at the end of year	23 997 945	26 562 246	29 513 606
Share price av the end of the year, SEK	139.00	152.00	118.00
Profit for the year, SEK*	24.01	12.49	9.02
Equity, SEK	168.80	147.52	139.16
Book value of properties, SEK	584.24	537.55	484.89
Cash flow, SEK*	28.47	21.01	18.22
P/E ratio*	5.79	12.17	13.08
P/CE ratio*	4.88	7.23	6.48
P/Ebdit ratio	9.32	12.56	11.66

*) Adjusted to changes in the number of shares.

Ownership structure and the Tornet share

Ownership structure

According to VPC/SIS Ägarservice, the major shareholders and their percentage holding of shares and votes on 31 December 2001 were:

Shareholder	No. of shares	Proportion of equity, %	Change % points 2001*	Proportion of votes, %
Fidelity fonder	2 625 756	9.9	+0.6	10.9
Perry Capital Ltd	2 460 022	9.3	−3.3	10.3
Lansdowne Partners Ltd	2 006 396	7.6	+0.8	8.4
Franklin-Templeton fonder	1 583 230	6.0	+4.9	6.6
Highfields funds	1 483 186	5.6	+5.6	6.2
Skandia	1 369 749	5.2	+1.5	5.7
Alecta	1 340 429	5.0	−0.1	5.6
Robur fonder	505 000	1.9	+1.6	2.1
SHB Livförsäkring AB	350 000	1.3	±0.0	1.5
Kommunals Pensionsstiftelse	325 270	1.2	+0.1	1.4
PVF Nederland N.V.	313 000	1.2	−0.2	1.3
Skandia Carlson fonder	312 200	1.2	+0.3	1.3
Kommunalarbetareförbundet	307 270	1.2	+0.2	1.3
Marianne Petersson	300 000	1.1	+0.1	1.3
Länsförsäkringar fonder	157 208	0.6	+0.3	0.7

Shareholder	No. of shares	Proportion of equity, %	Change % points 2001*	Proportion of votes, %
SPP Livförsäkring AB	144 517	0.5	+0.5	0.6
Länsförsäkringar	125 413	0.5	+0.5	0.5
Bertil Hållsten o bolag	121 500	0.5	±0.0	0.5
SHB fonder	73 146	0.3	+0.3	0.3
DFA fonder	58 350	0.2	±0.0	0.2
Odin fonder	55 000	0.2	±0.0	0.2
Bengt Mattsson	49 573	0.2	±0.0	0.2
Other foreign shareholders	3 278 876	12.2	−9.2	13.6
Other Swedish shareholders	4 652 854	17.4	−4.2	19.3
External shareholders	**23 997 945**	**90.3**	**0.3**	**100.0**
Fastighets AB Tornet	2 564 301	9.7	−0.3	0.0
Total	**26 562 246**	**100.0**	**0.0**	**100.0**
Swedish owners	12 698 430	47.8	+0.6	42.2
Foreign owners	13 863 816	52.2	−0.6	57.8

*) Due to the cansellation of 10 per cent of Tornet's shares that took place on 12 February 2001, the majority of shareholders' proportion of shares change without action on their part.

Share price development


Tornet
Afv General Index
Carnegie Property Index
No. of shares traded (000s) (incl. subsequent notificatin)
250
200
150
100
50
8 000
6 000
4 000
2 000
1996
1997
1998
1999
2000
2001

Total return


Tornet (incl. dividend)
Six Return Index (incl. dividend)
Afv Property Index (eff. return incl. dividend))
250
200
150
100
50
1996
1997
1998
1999
2000
2001

Definitions

Adjusted equity ratio
Shareholders equity plus minority interest and surplus value in properties at the end of the period in relation to total assets plus surplus value in properties at the end of the period.

Book value of properties per share
The properties' book value in relation to the number of shares at the end of the period.

Cash flow
Profit before tax minus paid tax plus depreciation and write-down.

Debt to book value ratio, properties
Net debt in relation to the book value of the properties.

Debt to equity ratio
Net debt in relation to shareholders' equity and minority interest at the end of the period.

Earnings per share
Income in relation to the average number of shares.

Equity ratio
Shareholders' equity in relation to total assets.

Interest coverage ratio
Profit before tax plus interest expenses minus interest subsidies in relation to income expenses minus interest subsidies.

Net debt
Interest-bearing liabilities minus interest-bearing assets.

P/CE-ratio
Share price at the end of the period in relation to cash flow per share.

P/E-ratio
Share price at the end of the period in relation to earnings per share.

P/Ebdit-ratio
Share price at the end of the period plus net debt plus minority interest in relation to operating profit excluding financial items affecting comparability and depreciation and write-downs.

Profit ratio
Operating profit in relation to rental income.

Rental value
Rental value is calculated as the contracted rent on an annual basis plus estimated rent on unlet premises.

Return on capital employed
Profit before tax plus interest expense minus interest subsidies in relation to total assets minus average non-interest-bearing liabilities.

Return on equity
Net profit for the period in relation to average shareholders' equity.

Return on total capital
Profit before tax plus interest expenses minus interest subsidies in relation to average total assets.

Self-financing ratio
Cash flow in relation to investments in existing holdings.

Shareholders' equity
Reported shareholders' equity.

Shareholders' equity per share
Shareholders' equity in relation to the number of shares at the end of the period.

Yield
Operating profit in relation to properties' average book value.

TORNET

Fastighets AB Tornet (publ)
Visitors: Karlsrovägen 2A, Danderyd
Correspondence: Box 623, SE-182 16 Danderyd, Sweden
Telephone: +46 8-544 905 00 • Fax: +46 8-544 905 30

Fastighets AB Tornet (publ) has its registered office in Stockholm.
Registration No. 556256-1208

Financial information from Tornet during 2002

- Annual report 2001, Swedish web version: week 12, 2002
- Annual report 2001, Swedish printed version: week 14, 2002
- Annual report 2001, English web version: week 13, 2002
- Annual report 2001, English printed version: week 15, 2002
- Annual General Meeting 26 April 2002
- Interim report Jan–March 2002: 16 May 2002
- Interim report Jan–June 2002: 22 August 2002
- Interim report Jan–Sept 2002: 14 November 2002

This Annual Accounts Bulletin is also available at **www.tornet.se**

Contact persons:
Sverker Lerheden, Managing Director, +46 8-544 905 00
Britt-Marie Einar, Information and IR Manager,
+46 8-544 905 08 or +46 70-576 92 08

Solberg. Printed by: Gothia Offset.